May 5, 2020

<u>VIA EDGAR</u>

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Infinex Ventures Inc.
Request for Withdrawal of Form 1-A
CIK #: 0001076310

Dear Sir or Madam:

On behalf of Infinex Ventures, Inc. (the Company), we hereby submit this letter, to notify the Securities and Exchange Commission (the SEC) of an overlooked, on our part, prohibition as to the filing of Form 1-A, by the Company.

No securities have been sold pursuant to this offering statement.

The Company, therefore, withdraws this Form 1-A filing.

Thank you for your assistance in this matter.If you have any questions or comments concerning this request, please call me at 202-236-3427.

Very respectfully.

/ s / Anthony Ramos

_____

President